SUZANO S.A.
Publicly Held Company with Authorized Capital
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registration (NIRE): 29.300.016.331
MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JANUARY 26th, 2024
1. Date, Time and Place: On January 26th, 2024, at 9 a.m., through digital means (videoconference) the Board of Directors met (‘Board”).
2. Attendance: The following Company’s Directors attended the meeting: David Feffer (Board of Directors’ Chairman), Daniel Feffer (Board of Directors’ Vice-Chairman), Nildemar Secches (Board of Directors’ Vice-Chairman), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Rodrigo Calvo Galindo (Director) e Paulo Sergio Kakinoff (Director). Also attended the meeting as guests the Chief Executive Officer, Mr. Walter Schalka, the Chief Financial and Investor Relations Officer, Mr. Marcelo Feriozzi Bacci, and Mr. Marcos Chagas Assumpção.
3. Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. Marcos Chagas Assumpção.
4. Agenda: Resolve on (i) the cancellation of shares held in treasury, without the Company’s capital reduction (“Share Cancellation”); (ii) the Company’s new shares buyback program (“January 2024 Program”); and (iii) the authorization for the Company’s Board of Officers to perform all acts necessary to implement the resolutions that may be approved at the meeting.
5. Minutes in summary form: the attending Directors, unanimously and without reservations, approved the drawing of these minutes in summary form.
6. Resolutions: The attending Directors, unanimously and without reservations, also resolved on:
6.1 The approval, pursuant to Section 12 and Section 30, paragraph 1, item “b”, of the Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), the cancellation of twenty million (20,000,000) common shares issued by the Company and held in treasury under CNPJ/MF 16404287/0001-55 and 16404287/0033-32, which were acquired within the Company’s shares buyback program approved at the Board of Directors meeting held on October 27, 2022, without capital reduction, in particular for purposes of Section 9 and 10 of CVM Resolution No. 77, of March 29, 2022 (“CVM Resolution No. 77/22”), against the balances of the available profit reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77/22.
6.1.1. It is here consigned that the Company’s share capital will not be altered as a result of the Share Cancellation. Thus, as a result of the Share Cancellation, the Company’s share capital, of nine billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (9,269,281,424.63) will be divided into one billion, three hundred and four million, one hundred and seventeen thousand, six hundred and fifteen (1,304,117,615) common shares, all nominative, book-entry and without par value.
6.1.2. It is here consigned that an Extraordinary General Meeting will be called in due course to adjust the number of shares into which the share capital is divided, as set forth in Section 5 of the Company’s Bylaws, considering the Share Cancellation hereby approved.
6.1.3. After the Share Cancellation, a reserve of fourteen million, seven hundred and sixty-five thousand and six hundred (14,765,600) common shares remains in treasury, which may be used to comply with already approved incentive plans and any other plans that may be approved by the Company.

6.2. The approval, under the terms of the paragraph 1 of Section 30 of Brazilian Corporate Law and CVM Resolution No. 77/22, the January 2024 Program, enabling the acquisition, by the Company, of up to 40,000,000 common shares of its own issuance, representing, approximately, 6% of the total free float shares based on the shareholding position as of December 31st , 2023, in operations to be conducted at B3 S.A. - Brasil, Bolsa, Balcão, at market prices, at the Company's convenience, considering the quotation value of its shares, which may be held in treasury, cancelled and/or sold later, as detailed in the Notice of Negotiation of Shares Issued by the Company, prepared according to the Exhibit G to CVM Resolution No. 80, of March 29, 2022, in the form of Exhibit I to these minutes.
6.2.1. To consign that, based on the shareholding position as of December 31st, 2023, the Company had 34,765,600 free float shares and part was cancelled in the terms of the resolution above, according to the definition given by article 67 of CVM Resolution No. 80, of March 29, 2022.
6.2.2. To consign that the shares acquisition in the scope of the January 2024 Program will be conducted by using: (i) the balances of the available profit and capital reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77/22; and (ii) the realized profit for the current year, excluding the allocations to the formation of the reserves specified in item I of paragraph 1 of Section 8 of said Resolution, as determined in the Financial Statements for the period ended on September 30, 2023.
6.2.3. To consign that the share acquisition in the scope of the January 2024 Program will be liquidated within 18 months, and hence the term of the January 2024 Program will end on July 26, 2025 (including).
6.2.4. To consign that the shares acquisition in the scope of the January 2024 Program will be conducted by the following brokerage firms: (i) XP Investimentos CCTVM S.A.; (ii) Morgan Stanley CTVM S.A.; (iii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (iv) J. P. Morgan CCVM S.A.; (v) Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A.; e (vi) Bradesco S.A. CTVM.
6.3. Authorize the Company’s Board of Officers to perform all acts necessary to implement the resolutions approved at the meeting.
7. Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drawn up, read and approved by all Directors in attendance. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Website. Signatures: Members of the Board of Directors: David Feffer, Daniel Feffer, Nildemar Secches, Ana Paula Pessoa, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo (Board Member). This is a true copy of the original minutes drawn up in the Company’s records.
São Paulo, SP, January 26th, 2024.

__________________________ Marcos Chagas Assumpção Secretary

SUZANO S.A.
Publicly Held Company with Authorized Capital
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registration (NIRE): 29.300.016.331
MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JANUARY 26th, 2024
EXHIBIT I
Exhibit G to the CVM Resolution No. 80, dated March 29, 2022
Negotiation of Shares Issued by the Company
1. Justify in detail the purpose and the expected economic effects of the transaction:
The purpose of the Company’s shares buyback program approved at the Board of Directors meeting held on January 26, 2024 (“January 2024 Program”) is to maximize the generation of value for the shareholders, as it allows the Company to efficiently allocate capital, considering the profitability potential of its stock, to provide greater future returns to its shareholders. Additionally, the acquisition signals to the market the management’s confidence in the Company’s performance.
Regarding its economic effects, the January 2024 Program may generate to the shareholders, (i) an eventual higher return in dividends and/or interest on shareholders’ equity, since the shares acquired by the Company are not entitled to receive dividends, so that dividends and/or interest on shareholders’ equity will be paid for a smaller number of shares, and (ii) an eventual increase of the percentage of shareholders’ interest in the Company, in the event of cancellation of shares held in treasury.
2. Inform the numbers of (i) free float stocks and (ii) stocks already held in treasury:
Based on the shareholding position as of December 31st, 2023, the Company has: (i) 667,413,523 free float shares, according to the definition set forth in Section 67 of CVM Resolution No. 80, of March 29, 2022 (“CVM Resolution No. 80/22”); and (ii) 34,765,600 shares of its own issuance held in treasury, representing approximately 5.2% of the total free float shares issued by the Company, considering that part of these shares is canceled under the terms of this minutes, remaining, therefore, 14,765,600 shares.
3. Inform the number of stocks that may be acquired or disposed of:
The Company may acquire, within the scope of the January 2024 Program, up to 40,000,000 common shares of its own issuance, always in accordance with the limit of shares held in treasury, pursuant to Section 9 of CVM Resolution No. 77, of March 29, 2022. The total of shares covered in the January 2024 Program represents approximately 6% of the total free float shares issued by the Company on December 31st, 2023.
4. Describe the main features of the derivative instruments that the company will use, if any:
Not applicable, since the Company will carry out the transactions exclusively on the stock exchange, and will not make use of derivative instruments in this transaction.
5. Describe, if any, any existing voting agreements or guidelines between the company and the counterparty of the transactions:
Not applicable, since the Company will carry out the transactions exclusively on the stock exchange, and there are no previously identifiable counterparties.
6. In the event of transactions conducted outside of organized securities markets, inform: (a) the maximum (minimum) price at which the stocks will be acquired (sold); and (b) if applicable, the reasons justifying the transaction at prices more than ten percent (10%) higher, in the case of acquisition, or more than ten percent (10%) lower, in the case of sale, than the average quotation, weighted by volume, on the ten (10) previous trading sessions:
Not applicable, since the Company will carry out the transactions exclusively on the stock exchange.
7. Inform, if any, the impacts that the negotiation will have on the composition of the shareholding control or the company’s administrative structure:
Not applicable, since the Company does not foresee any significant impact of the concretization of the negotiations on the composition of the shareholding control or the Company’s administrative structure.
8. Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the accounting rules that deal with this subject, also provide the information required by art. 9 of CVM Resolution No. 81, dated March 29, 2022:
Not applicable, since the Company will carry out the transactions exclusively on the stock exchange, and there are no previously identifiable counterparties.
9. Indicate the allocation of the earned income, if any:
Not applicable.
10. Indicate the maximum term for settlement of authorized transactions:
The final term to carry out the transaction is eighteen (18) months from the date of approval of the January 2024 Program by the Board of Directors (i.e., January 26, 2024), so that said term will expire on July 26, 2025 (including).
11. Identify institutions that will act as intermediaries, if any:
The acquisition of the shares encompassed in the January 22024 Program will be intermediated by the following brokerage firms: (i) XP Investimentos CCTVM S.A.; (ii) Morgan Stanley CTVM S.A.; (iii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (iv) J. P. Morgan CCVM S.A.; (v) Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A.; e (vi) Bradesco S.A. CTVM.
12. Specify the available resources to be used, in accordance with art. 8, § 1, of CVM Resolution No. 77, dated March 29, 2022:
The shares acquisition will be carried out using: (i) the balances of the available profit and capital reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77, of March 29, 2022; and (ii) the realized profit for the current year, excluding the allocations to the formation of the reserves specified in item I of paragraph 1 of Section 8 of said Resolution, as determined in the Financial Statements for the period ended on September 30, 2023.
13. Specify the reasons why the members of the board of directors are comfortable that the stocks buyback will not jeopardize the fulfillment of obligations to creditors or the payment of mandatory, fixed or minimum dividends:
In the opinion of the Company’s Board of Directors, the Company’s financial situation is compatible with the acquisition of shares within the scope of the January 2024 Program, and no impact is expected on: (i) the fulfillment of obligations assumed by the Company with creditors; and (ii) the payment of mandatory dividends, fixed or minimum, in view of the Company’s liquidity situation and cash generation.
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